Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Sept. 26,	Sept. 27,	Sept. 28,	Sept. 30,	Sept. 24,
	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$411,781	$250,942	$206,519	$304,567	$339,713

Rent expense	303,528	281,903	257,465	200,999	153,059
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	101,176	93,968	85,822	67,000	51,020
Interest expense	33,048	36,856	36,416	4,208	32
Fixed charges to add to earnings	134,224	130,824	122,238	71,208	51,052
Total available earnings	$546,005	$381,766	$328,757	$375,775	$390,765

Fixed Charges:
Interest expense	$33,048	$36,856	$36,416	$4,208	$32
Capitalized interest	3,755	5,171	6,028	882	928
Total interest	36,803	42,027	42,444	5,090	960
One-third of rent expense	101,176	93,968	85,822	67,000	51,020
Preferred share dividends	5,478	28,050	—	—	—
Total fixed charges	$143,457	$164,045	$128,266	$72,090	$51,980

Ratio of earnings to fixed charges	3.81x	2.33x	2.56x	5.21x	7.52x